UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Disc Medicine, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

254604 101

(CUSIP Number)

December 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	254604 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

500000

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

500000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

Percent of class is calculated based on 16,923,285 shares of the Common Stock of the Issuer outstanding as of December 29, 2022, as reported by the Issuer in the 8-K.

CUSIP No.	254604 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Braden M Leonard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

24750

	6	SHARED VOTING POWER

500000

	7	SOLE DISPOSITIVE POWER

24750

	8	SHARED DISPOSITIVE POWER

500000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

524750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

N/A
FOOTNOTES

Percent of class is calculated based on 16,923,285 shares of the Common Stock of the Issuer outstanding as of December 29, 2022, as reported by the Issuer in the 8-K.

Item 1.

(a)	Name of Issuer
Disc Medicine, Inc.

(b)	Address of Issuer’s Principal Executive Offices
300 ONE KENDALL SQUARE, 3RD FLOOR, CAMBRIDGE, MA, 02139

Item 2.

(a)	Name of Person Filing
BML Investment Partners, L.P.

(b)	Address of Principal Business Office or, if none, Residence
65 E Cedar - Suite 2 Zionsville, IN 46077

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
254604 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 524,750

(b)	Percent of class: 3.10%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 24,750

(ii)	Shared power to vote or to direct the vote: 500,000

(iii)	Sole power to dispose or to direct the disposition of: 24,750

(iv)	Shared power to dispose or to direct the disposition of: 500,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

On December 29, 2022, the Company completed its business combination with Disc Medicine Opco, Inc. (formerly Disc Medicine, Inc.) (“Disc”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 9, 2022 (the “Merger Agreement”), by and among the Company, Disc and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Disc, with Disc continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). In addition, on December 29, 2022, the Company effected a 1-for-10 reverse stock split of its common stock and implemented a reduction in the number of authorized shares of common stock to 100,000,000. In connection with the Merger, the Company changed its name to “Disc Medicine, Inc.” Following the completion of the Merger, the business conducted by the Company became primarily the business conducted by Disc.

This Amendment is being filed to report that on December 29, 2022, as a result of the completion of the foregoing Merger and Share Issuance, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Capital Management, LLC

Date: January 09, 2023	By:	/s/ Braden M Leonard
Name: Braden M Leonard
Title: Managing Member

Date: January 09, 2023	By:	/s/ Braden M Leonard
Name: Braden M Leonard

Footnotes:
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M.Leonard. As a result, Braden M.Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Exchange Act.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)